Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
May 2, 2007
VIA EDGAR AND FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Skilled Healthcare Group, Inc. Registration Statement on Form S-4 (Registration No. 333-137898)
Dear Mr. Spirgel:
     Skilled Healthcare Group, Inc. hereby formally withdraws its May 1, 2007 request for acceleration of the effective date of the above-referenced Registration Statement.

Very truly yours, Skilled Healthcare Group, Inc.
By:	/s/ Roland Rapp
Roland Rapp
General Counsel, Secretary and Chief Administrative Officer